UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 06, 2002

Petróleo Brasileiro S.A. - PETROBRAS (Brazilian Petroleum Corporation - PETROBRAS)
(Translation of registrant's name into English)

Avenida República do Chile, 65, 20035-900 - Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
No. 82-4153

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleo Brasileiro S.A. - PETROBRAS
(Registrant)

Date: August 06, 2002

By: Luciana Bastos de Freitas Rachid
Name: Luciana Bastos de Freitas Rachid
Title: Executive Manager

PETROBRAS

PETROBRAS ARGENTINA DISCOVERS OIL

(Rio de Janeiro, August 6, 2002) - PETRÓLEO BRASILEIRO S.A. – PETROBRAS, [BOVESPA: PETR3/PETR4, NYSE: PBR/PBRA, LATIBEX: XPBR/XPBRA], Brazil's biggest oil & gas, petrochemicals and energy company announces that on August 5, 2002, Petrobras Argentina S.A. formally reported the discovery of hydrocarbons to the Energy Secretariat of the Argentine Republic, as set forth by the local legal rules.

This is a formal announcement of the first Petrobras' oil discovery, as operator, in the Argentine territory.

The find was made in Puesto Zuñiga Area, Block CNQ-32 in the Neuquén Basin, by drilling the exploration wildcat well "PZX-1001", located a few kilometers off Cinco Saltos town, in the province of Río Negro.

The hydrocarbons were found in the Lajas formation, 3,650 m deep. The well is still under evaluation and the initial production rates were of 82m3 of condensate oil and 240,000 m3 of gas, per day. The economic feasibility will depend on future studies and evaluations, including additional drilling.

This discovery is a company step to achieve the objective of turning Petrobras Argentina into a company fully integrated into Argentina's oil industry. The result confirms the adequacy of the exploration strategy and fosters new investments in the country.

http: //www.petrobras.com.br/ri/ingles

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Luciana Bastos de Freitas Rachid – Executive Manager
E-mail: lrachid@petrobras.com.br
Carlos Henrique Dumortout Castro – Manager
E-mail: carloshdc@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 2534-1510

THOMSON FINANCIAL/CARSON
Isabel Vieira (New York)
(212) 701-1823
isabel.vieira@thomsonir.com
Valter Faria (Brazil)
(11) 3848-0887 ext. 202
valter.faria@thomsonir.com.br